Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet
September 2, 2025

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due September 5, 2028
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TNS0 / US89236TNS05
Trade Date:	September 2, 2025
Original Issue Date:	September 5, 2025 (T+3)
Stated Maturity Date:	September 5, 2028
Principal Amount:	$500,000,000
Price to Public:	100.000%
Underwriting Discount:	0.225%
Net Proceeds to Issuer:	99.775% / $498,875,000
Interest Rate Basis:	Compounded SOFR Index
Spread:	+72 basis points
Minimum Interest Rate:	0.000%
Interest Reset Period:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on Compounded SOFR Index determined as of December 3, 2025, plus the Spread, accruing from September 5, 2025.
Interest Payment Dates:	Each March 5, June 5, September 5 and December 5, beginning on December 5, 2025 and ending on the Stated Maturity Date
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each Interest Reset Date.
Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).
Observation Period:	In respect of an Interest Period, the period from and including two U.S. Government Securities Business Days preceding the first date of the Interest Period to but excluding two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding the two U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Citigroup Global Markets Inc. ING Financial Markets LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

ANZ Securities, Inc.

Commerz Markets LLC

UniCredit Capital Markets LLC

BNY Mellon Capital Markets, LLC

Intesa Sanpaolo IMI Securities Corp.

C.L. King & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

DTC Number:	#076
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $800,000,000 aggregate principal amount of 4.050% Medium-Term Notes, Series B due September 5, 2028 and (ii) $700,000,000 aggregate principal amount of 4.650% Medium-Term Notes, Series B due September 3, 2032 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, ING Financial Markets LLC toll-free at 1-877-446-4930, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Selling Restrictions

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.